

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2022

Michael Cordano
Co-Chief Executive Officer
Prime Impact Acquisition I
123 E San Carlos Street, Suite 12
San Jose, CA 95112

   Re: Prime Impact Acquisition I
     Preliminary Proxy Statement on Schedule 14A
     Filed August 4, 2022
     File No. 001-39501

Dear Mr. Cordano:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction

cc: Dan J. Espinoza